UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 2, 2024

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On December 2, 2024, Nebius Group N.V. (the “Company”) entered into share purchase agreements (the “Share Purchase Agreements”) with the investors named therein (the “Purchasers”), for the private placement (the “Private Placement”) of an aggregate of 33,333,334 Class A ordinary shares (the “Shares”), nominal value €0.01 per share (the “Class A Shares”), at a purchase price of $21.00 per Class A Share. The aggregate gross proceeds to the Company will be approximately $700 million, before deducting offering expenses. The Company intends to use the net proceeds from the Private Placement to support its previously announced plans to further build out its full-stack AI infrastructure – including large-scale GPU clusters, cloud platforms and tools and services for developers – for AI pioneers globally. Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company dated December 2, 2024, announcing the Company’s Private Placement. The Private Placement is subject to customary closing conditions; the Company anticipates that the transaction will close on or about December 9, 2024.

The Share Purchase Agreements contain customary representations, warranties and agreements by the Company, indemnification obligations of the Company and the Purchasers, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and other obligations of the parties. The representations, warranties and covenants contained in the Share Purchase Agreements were made only for purposes of such Share Purchase Agreements and are made as of specific dates; are solely for the benefit of the parties to the Share Purchase Agreements (except as specifically set forth therein); may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Share Purchase Agreements, instead of establishing matters as facts; and may be subject to standards of materiality and knowledge applicable to the contracting parties that differ from those applicable to the investors generally. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company.

In addition, on December 2, 2024, the Company and the Purchasers entered into investor agreements (the “Investor Agreements”), pursuant to which the Company will use its reasonable best efforts to file a registration statement with the Securities and Exchange Commission (the “SEC”) by no later than the earlier of (i) five (5) calendar days following the timely filing with the SEC of the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2024 and (ii) May 20, 2025 (the “Filing Deadline”), covering certain sales and distributions as set out in the Investor Agreements, pursuant to Rule 415 under the Securities Act, and to use its reasonable best efforts to have such registration statement declared effective within the time period set forth in the Investor Agreement.

The Private Placement is exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each Purchaser represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D and is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling the Class A Shares. The Class A Shares were offered without any general solicitation by the Company or its representatives. The Class A Shares sold and issued in the Private Placement have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act.

The foregoing descriptions of the Share Purchase Agreements and the Investor Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Share Purchase Agreement and Investor Agreement filed as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K and incorporated herein by reference.

In addition, having considered the strong trading dynamics and liquidity profile in the Company’s Class A shares since the resumption of trading on Nasdaq on October 21, 2024, the Company’s Board of Directors has determined that a potential repurchase by the Company of its Class A shares is no longer warranted.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release dated December 2, 2024 announcing signing in respect of Private Placement
99.2	Form of Share Purchase Agreement
99.3	Form of Investor Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: December 2, 2024	By:	/s/ JOHN BOYNTON
John Boynton
Chairman of the Board